Exhibit 99.2

February 10, 2022 Colliers International Group Inc. Fourth Quarter 2021 Financial Results $FFHOHUDWLQJVXFFHVV

Colliers 2 This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These sta tem ents involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially differen t f rom any future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic condi tions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property va lues, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign e xch ange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses ; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; the impact of higher than expected inflation could impact profitability of certain contracts; impact of pandemics on client demand, ability to del ive r services and ensure the health and productivity of employees; disruptions or security failures in information technology systems; cybersec uri ty risks; a change in/loss of our relationship with US government agencies could significantly impact our ability to originate mortgage l oan s; default on loans originated under the Fannie Mae Delegated Underwriting and Servicing program could materially affect our profitabili ty; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, c han ges to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended Dec emb er 31, 2020 under the heading “Risk Factors” (which factors are adopted herein, and which can be accessed at www.sedar.com) and othe r p eriodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary stateme nts. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whe ther as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to certain non - GAAP measures, including local currency (“LC”) revenue growth rate, internal re venue growth rate, Adjusted EBITDA (“AEBITDA”), Adjusted EPS (“AEPS”) and assets under management (“AUM”). Please refer to Appendi x f or reconciliations to GAAP measures.

Highlights Colliers 3 USD LC (1) Revenue 1,345.5 913.7 47% 48% Adjusted EBITDA 192.0 154.9 24% 25% Adjusted EBITDA Margin 14.3% 17.0% Adjusted EPS 2.25 1.79 26% GAAP Operating Earnings 138.4 79.4 74% GAAP Operating Earnings Margin 10.3% 8.7% GAAP diluted EPS 0.92 0.80 15% Three months ended December 31 2021 2020 %Change USD LC (1) Revenue 4,089.1 2,786.9 47% 44% Adjusted EBITDA 544.3 361.4 51% 48% Adjusted EBITDA Margin 13.3% 13.0% Adjusted EPS 6.18 4.18 48% GAAP Operating Earnings (2) -131.5 164.6 NM GAAP Operating Earnings Margin -3.2% 5.9% GAAP diluted EPS (2) -9.09 1.22 NM Year ended December 31 2021 2020 % Change • Very strong fourth quarter results • Full year revenue exceeds $4 billion milestone • All service lines and geographies up significantly • Record fundraising year in Investment Management with AUM of $51 billion as at December 31, 2021 • Subsequent to year end, agreed to invest in Basalt – a leading transatlantic infrastructure investment management firm with more than $8.5 billion in AUM (US$ millions, except per share amounts) (1) Local Currency (2) For the year ended December 31, 2021, GAAP operating earnings and GAAP diluted EPS include a $471.9 million settlement of Lon g - Term Incentive Arrangement (“LTIA”) with the Company's Chairman & CEO

1,236.2 700.9 1,000.7 686.5 1,599.3 1,226.9 252.9 172.6 4,089.1 2,786.9 2021 2020 Full Year Consolidated Revenues Colliers 4 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing (US$ millions) % Change over 2020 USD LC Investment Management (1) 47% 46% Outsourcing & Advisory 30% 27% Leasing 46% 43% Capital Markets 76% 73% Total 47% 44% Revenue Mix 2021 2020 Investment Management 6% 6% Outsourcing & Advisory 39% 44% Leasing 25% 25% Capital Markets 30% 25% Total 100% 100% Local currency internal growth: 36% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 29%

32% 50% 18% Outsourcing & Advisory Capital Markets & Leasing Investment Management 50% Recurring 41% 24% 29% 6% Outsourcing & Advisory Leasing Capital Markets Investment Management Year Ended December 31, 2021 Service Diversification Colliers 5 2021 Revenue By Service Line 2021 AEBITDA By Service Line Shown on a proforma basis including completed acquisitions 47% Recurring

449.5 277.3 336.9 215.5 479.6 377.2 79.5 43.7 1,345.5 913.7 Q4 2021 Q4 2020 Fourth Quarter Consolidated Revenues Colliers 6 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing (US$ millions) % Change over Q4 2020 USD LC Investment Management 82% 82% Outsourcing & Advisory 27% 28% Leasing 56% 57% Capital Markets 62% 63% Total 47% 48% Revenue Mix Q4 2021 Q4 2020 Investment Management 6% 5% Outsourcing & Advisory 36% 41% Leasing 25% 24% Capital Markets 33% 30% Total 100% 100% Local currency internal growth: 46% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 45%

Americas 813.6 EMEA 233.1 Asia Pacific 219.1 Investment Management 79.5 61% 17% 16% 6% Americas 524.9 EMEA 182.5 Asia Pacific 162.6 Investment Management 43.7 57% 20% 18% 5% Americas 70.3 EMEA 35.6 Asia Pacific 36.0 Investment Management 18.4 44% 22% 22% 12% 22% Americas 94.5 EMEA 42.4 Asia Pacific 38.4 Investment Management 28.3 46% 21% 19% 14% Fourth Quarter Geographic Mix (1) Q4 2021 GAAP Operating Earnings: $78.8M Americas, $34.9M EMEA, $35.3M Asia Pacific, $19.8M Investment Management (2) Q4 2020 GAAP Operating Earnings: $54.8M Americas, $26.4M EMEA, $30.4M Asia Pacific, $10.4M Investment Management Colliers 7 Q4 2021 Revenues Q4 2020 Revenues Q4 2021 AEBITDA Q4 2020 AEBITDA (US$ millions)

Exceptionally strong Leasing and Capital Markets activity Robust growth in Outsourcing & Advisory led by Engineering & Design, Valuation and Loan Servicing Margin impacted by significant performance - based incentive compensation as well as higher variable and support staffing costs Americas Colliers 8 GAAP Operating Earnings: Q4 2021 $78.8M at 9.7% margin; Q4 2020 $54.8M at 10.4% margin 306.9 184.2 239.9 135.0 266.8 205.7 813.6 524.9 Q4 2021 Q4 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 55% 54% Outsourcing & Advisory Leasing Capital Markets

Robust growth across all service lines, led by Outsourcing & Advisory (particularly Project Management) and Capital Markets Margin impacted by revenue mix and performance - based incentive compensation EMEA Colliers 9 GAAP Operating Earnings: Q4 2021 $34.9M at 15.0% margin; Q4 2020 $26.4M at 14.5% margin 67.6 53.9 51.2 43.8 114.3 84.8 233.1 182.5 Q4 2021 Q4 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 28% 32% Outsourcing & Advisory Leasing Capital Markets

Strong Capital Markets activity, led by Australia and New Zealand Margin affected by significantly higher performance - based incentive compensation as well as higher variable and support staffing costs APAC Colliers 10 GAAP Operating Earnings: Q4 2021 $35.3M at 16.1% margin; Q4 2020 $30.4M at 18.7% margin 74.9 39.2 45.8 36.8 98.4 86.7 219.1 162.6 Q4 2021 Q4 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 35% 36% Outsourcing & Advisory Leasing Capital Markets

Raised record $6.1 billion in 2021 Strong management fee growth from increased AUM AUM of $51.0 billion as at December 31, 2021, up 29% from December 31, 2020 Investment Management Colliers 11 GAAP Operating Earnings: Q4 2021 $19.8M at 24.8% margin; Q4 2020 $10.4M at 23.8% margin 63.1 43.7 16.4 0.0 79.5 43.7 Q4 2021 Q4 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) Investment Management USD LC Revenue Growth 82% 83% Revenue Growth 44% 45% (excluding pass - through carried interest) Pass - through carried interest

(US$ millions) Capitalization & Capital Allocation (1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies Colliers 12 Cash $ 396.7 $ 156.6 Total Debt 531.1 479.9 Net Debt $ 134.3 $ 323.3 Convertible Notes 225.2 224.0 Redeemable non-controlling interests 536.9 442.4 Shareholders' equity 585.3 586.1 Total capitalization $ 1,481.7 $ 1,575.8 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 0.3x 1.0x Capital Expenditures $ 58.0 $ 40.4 Acquisition Spend (2) $ 89.4 $ 242.8 Twelve months ended December 31, 2021 December 31, 2020 December 31, 2021 December 31, 2020 Highlights • Leverage ratio of 0.3x • $1 billion revolving credit facility undrawn as at December 31, 2021 • Anticipated capital expenditures of $75 - $80 million in 2022 • Excluding landlord - funded tenant improvements, anticipated cash capex of $60 million • Investments in office space and IT systems/software, including deferrals from 2021

(US$ millions) 2022 Outlook Colliers 13 • High single - digit consolidated revenue growth, consisting of mid - single digit internal growth and the balance from previously announced acquisitions (including Antirion , Colliers Italy and Basalt) • Consolidated Adjusted EBITDA margin improvement of 40 - 60bps • Consolidated income tax rate of 26% - 28% • NCI share of earnings 18% - 20% • Mid - teens adjusted EPS growth • This financial outlook is based on the Company’s best available information as of the date of this presentation and remains subject to change based on numerous macroeconomic, geo - political, health, social and related factors

Appendix Reconciliation of non - GAAP measures Colliers 14

Reconciliation of GAAP earnings to adjusted EBITDA Colliers 15 (US$ thousands) Net earnings (loss) $ 99,741 $ 49,568 $ (237,557) $ 94,489 Income tax 37,020 22,980 85,510 42,046 Other income, including equity earnings from non-consolidated investments (5,726) (1,427) (11,273) (2,906) Interest expense, net 7,319 8,322 31,819 30,949 Operating earnings (loss) 138,354 79,443 (131,501) 164,578 Settlement of long-term incentive arrangement ("LTIA") - - 471,928 - Depreciation and amortization 38,155 38,795 145,094 125,906 Gains attributable to MSRs (8,486) (9,668) (29,214) (17,065) Equity income from non-consolidated entites 1,565 1,468 6,190 2,919 Acquisition-related items 11,235 34,349 61,008 45,848 Restructuring costs 5,018 6,947 6,484 29,628 Stock-based compensation expense 6,169 3,572 14,349 9,628 Adjusted EBITDA $ 192,010 $ 154,906 $ 544,338 $ 361,442 Three months ended Twelve months ended December 31, 2021 December 31, 2020 December 31, 2021 December 31, 2020

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020 Colliers 16 (US$ thousands) Net earnings (loss) $ 99,741 $ 49,568 $ (237,557) $ 94,489 Non-controlling interest share of earnings (20,317) (15,666) (53,465) (29,572) Interest on Convertible Notes 2,300 2,300 9,200 5,673 Settlement of LTIA - - 471,928 - Amortization of intangible assets 25,202 27,544 99,221 86,557 Gains attributable to MSRs (8,486) (9,668) (29,214) (17,065) Acquisition-related items 11,235 34,349 61,008 45,848 Restructuring costs 5,018 6,947 6,484 29,628 Stock-based compensation expense 6,169 3,572 14,349 9,628 Income tax on adjustments (8,099) (15,115) (35,216) (35,350) Non-controlling interest on adjustments (2,871) (4,257) (12,791) (11,479) Adjusted net earnings $ 109,892 $ 79,574 $ 293,947 $ 178,357 (US$) Diluted net (loss) earnings per common share $ 0.89 $ 0.76 $ (8.21) $ 1.15 Interest on Convertible Notes, net of tax 0.03 0.04 0.14 0.10 Non-controlling interest redemption increment 0.74 0.01 2.09 0.37 Settlement of LTIA - - 9.92 - Amortization expense, net of tax 0.31 0.35 1.25 1.23 Gains attributable to MSRs, net of tax (0.10) (0.09) (0.34) (0.22) Acquisition-related items 0.18 0.53 0.93 0.82 Restructuring costs, net of tax 0.07 0.12 0.10 0.51 Stock-based compensation expense, net of tax 0.13 0.07 0.30 0.22 Adjusted EPS $ 2.25 $ 1.79 $ 6.18 $ 4.18 Diluted weighted average shares for Adjusted EPS (thousands) 48,867 44,365 47,559 42,647 Three months ended Twelve months ended December 31, 2021 December 31, 2020 December 31, 2021 December 31, 2020 Three months ended Twelve months ended December 31, 2021 December 31, 2020 December 31, 2021 December 31, 2020

Other Non - GAAP Measures Colliers 17 Local currency revenue growth rate and internal revenue growth rate measures Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared . Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods . Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions . We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions . Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers . Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations . AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments . Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers .

Appendix Full year regional details Colliers 18

Americas 2,489.2 EMEA 672.7 Asia Pacific 673.7 Investment Management 252.9 61% 16% 17% 6% Americas 1,626.4 EMEA 516.5 Asia Pacific 470.6 Investment Management 172.6 58% 19% 17% 6% Americas 180.4 EMEA 45.9 Asia Pacific 66.3 Investment Management 69.5 50% 13% 18% 19% Americas 296.1 EMEA 82.5 Asia Pacific 95.2 Investment Management 95.1 52% 14% 17% 17% Full Year Geographic Mix (1) 2021 GAAP Operating Earnings: $233.8M Americas, $59.6M EMEA, $82.0M Asia Pacific, $63.7M Investment Management (2) 2020 GAAP Operating Earnings: $121.4M Americas, $8.3M EMEA, $45.2M Asia Pacific, $40.7M Investment Management Colliers 19 2021 Revenues 2020 Revenues 2021 AEBITDA 2020 AEBITDA (US$ millions)

Strong Capital Markets and Leasing activity and the favourable impact of recent acquisitions Adjusted EBITDA growth on higher revenues and positive impact of higher margin acquisitions Americas Colliers 20 GAAP Operating Earnings: 2021 $233.8M at 9.4% margin; 2020 $121.4M at 7.5% margin 838.7 460.2 729.1 495.6 921.5 670.5 2,489.2 1,626.4 2021 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 53% 51% Outsourcing & Advisory Leasing Capital Markets

Growth across all service lines Adjusted EBITDA increased on operating leverage from higher revenues EMEA Colliers 21 GAAP Operating Earnings: 2021 $59.6M at 8.9% margin; 2020 $8.3M at 1.6% margin 190.5 136.5 145.4 107.9 336.8 272.1 672.7 516.5 2021 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 30% 27% Outsourcing & Advisory Leasing Capital Markets

Rebound in activity across all service lines, led by Capital Markets AEBITDA margin remained flat with operating leverage from higher revenues offset by significantly higher performance - based incentive compensation APAC Colliers 22 GAAP Operating Earnings: 2021 $82.0M at 12.2% margin; 2020 $45.2M at 9.6% margin 207.0 104.2 126.2 82.9 340.4 283.5 673.7 470.6 2021 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 43% 36% Outsourcing & Advisory Leasing Capital Markets

Strong fundraising in both open and closed - ended fund series Investment Management Colliers 23 GAAP Operating Earnings: 2021 $63.7M at 25.2% margin; 2020 $40.7M at 23.6% margin 217.9 168.4 35.0 4.2 252.9 172.6 2021 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) Investment Management USD LC Revenue Growth 47% 46% Revenue Growth 29% 29% (excluding pass - through carried interest) Pass - through carried interest